PRESS RELEASE

PERPETUAL ENERGY INC. ADVISES ON 2010 U.S. INDIVIDUAL SHAREHOLDER INCOME TAX REPORTING

Calgary, Alberta – February 23, 2011 (TSX:PMT) The following information is being provided to assist U.S. individual Shareholders of Perpetual Energy Inc. (“Perpetual”) in reporting distributions received from Perpetual’s predecessor, Paramount Energy Trust (“PET”) and dividends received from Perpetual during 2010 on their Internal Revenue Service (“IRS”) Form 1040, “U.S. Individual Income Tax Return” (“Form 1040”).

Pursuant to a Plan of Arrangement dated June 17, 2010, Perpetual and PET entered into a series of transactions on June 30, 2010 whereby PET Unitholders received Perpetual shares in exchange for their PET Trust Units on a one-for-one basis. PET was dissolved as part of the transactions. A copy of the Plan of Arrangement is available at www.sedar.com.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of Perpetual shares.  Holders or potential holders of Perpetual shares should consult their own legal and tax advisors as to their particular tax consequences of holding Perpetual shares.

Conversion from Paramount Energy Trust to Perpetual Energy Inc.

With respect to the receipt of Perpetual Common Shares in exchange for PET Trust Units pursuant to the Arrangement by a U.S. holder, this should be considered a “taxable event” for United States federal income tax purposes. A U.S. holder could recognize a capital gain or loss in an amount equal to the difference, if any, between the fair market value (expressed in U.S. dollars) of the Common Shares received in exchange for the Trust Units, and the adjusted tax basis of such U.S. Holder in Trust Units exchanged.

Qualified Dividends

In consultation with its U.S. tax advisors, Perpetual believes that both PET Trust Units and Perpetual shares should be properly classified as equity in a corporation, rather than debt, and that distributions and dividends paid to individual U.S. shareholders should be “qualified dividends” for U.S. federal income tax purposes.  As such, the portion of the distributions and dividends made during 2010 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains.  However, the individual taxpayer’s situation must be considered before making this determination.

Perpetual has not received an IRS letter, ruling or a tax opinion from its tax advisors on these matters.

Shares Held Outside a Qualified Retirement Plan

With respect to cash distributions and dividends paid during the year in 2010 to U.S. individual Shareholders, the full amount should be reported as “qualified dividends”.

The distributions and dividends treated as "qualified dividends” should be reported on Line 9b Form 1040, unless the fact situation of the U.S. individual shareholder determines otherwise.  Commentary on page 20 of the Form 1040 Instruction Booklet for 2010 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends".  Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a of Form 1040.

U.S. shareholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The amount included on Box 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax) should be reported on Line 47 of their U.S. Form 1040 and if required on Form 1116 “Foreign Tax Credit (Individual, Estate, or Trust)”. Information regarding the amount of Canadian tax withheld in 2010 should be available from your stockbroker or other intermediary and is not available from Perpetual.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in Perpetual shares, in accordance with this information and subject to advice from their tax advisors.  U.S. individual shareholders who hold their Perpetual shares through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary.  We expect that the stockbroker or other intermediary will issue a Form 1099–DIV, “Dividends and Distributions” or a substitute form developed by the stockbroker or other intermediary.  Perpetual is not required to furnish such shareholders with Form 1099-DIV.  Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons.  Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.  Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Shares Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where Perpetual shares are held within a qualified retirement plan.

2010 Summary of U.S. Tax Information

The following schedule summarizes, on a per share basis, the U.S. tax treatment of monthly cash distributions paid by PET (prior to Canadian withholding tax) for the period January 1 to June 30, 2010 and dividends paid by Perpetual for the period July 1 through December 31, 2010. The amounts are expressed in $U.S. converted on the date of payment.

2010 CASH DISTRIBUTION/DIVIDEND INFORMATION
FOR U.S. SHAREHOLDERS ($/UNIT or $/SHARE)
Record Date	Payment Date	Cash Distribution/ Dividend ($ Cdn)	Conversion Rate (1)	Cash Distribution/Dividend ($ U.S.)	Taxable Qualified Dividend ($ U.S.)
Dec 31, 2009	Jan 15, 2010	0.05	0.9721	0.0486	0.049
Jan 22, 2010	Feb 15, 2010	0.05	0.9542	0.0477	0.048
Feb 23, 2010	Mar 17, 2010	0.05	0.9788	0.0489	0.049
Mar 22, 2010	April 15, 2010	0.05	0.9986	0.0499	0.050
April 22, 2010	May 17, 2010	0.05	0.9611	0.0481	0.048
May 25, 2010	June 15, 2010	0.05	0.9720	0.0486	0.049
June 22, 2010	July 15, 2010	0.05	0.9613	0.0481	0.048
July 20, 2010	Aug 16, 2010	0.05	0.9586	0.0479	0.048
Aug 19, 2010	Sept 15, 2010	0.05	0.9726	0.0486	0.049
Sept 20, 2010	Oct 15, 2010	0.05	0.9893	0.0494	0.049
Oct 20, 2010	Nov 15, 2010	0.05	0.9935	0.0497	0.050
Nov 18, 2010	Dec 15, 2010	0.03	0.9965	0.0299	0.030
TOTAL		0.58		0.57	0.57(2)

(1)

Bank of Canada noon rate on date of payment

(2)

Columns may not add due to rounding

Forward-looking Information

Certain information regarding the tax treatment of distributions paid to shareholders may constitute forward-looking statements under applicable securities law.  Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release, which assumptions are based on management experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.